UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYPRESS SEMICONDUCTOR CORPORATION

(Name of Subject Company (Issuer) and Name of Filing Persons (Offeror))

Restricted Stock Units under the 1994 Stock Plan

(Title of Class of Securities)

Not applicable

(CUSIP Number of Class of Securities)

T. J. Rodgers

President and Chief Executive Officer

Cypress Semiconductor Corporation

198 Champion Court

San Jose, California 95134

(408) 943-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

COPIES TO:

Larry W. Sonsini

Todd Cleary

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, California 94304-1050

Tel: (650) 493-9300

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$182,833,370 (1)	$7,185.35 (2)

(1)	The transaction value is estimated only for the purposes of calculating the filing fee. This calculation assumes that all eligible restricted stock units are exchanged for restricted stock. These restricted stock units have an aggregate value of $182,833,370 as of August 19, 2008 based on the average of the high and low sale prices of Cypress’s common stock on the New York Stock Exchange on August 19, 2008.

(2)	The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of the transaction value.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A

Form or Registration No.: N/A

Filing Party: N/A

Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☒	issuer tender offer subject to Rule 13e-4

☐	going-private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Cypress Semiconductor Corporation, a Delaware corporation (“Cypress” or the “Company), and relates to an offer by Cypress to exchange restricted stock units (the “RSUs”) that were granted under the Company’s 1994 Stock Plan (the “Plan”) for restricted stock granted under the same plan, upon the terms and subject to the conditions set forth in: (i) the Offer to Exchange Restricted Stock Units for Restricted Stock, dated August 22, 2008 (the “Offer to Exchange”); (ii) the related cover letter to all eligible employees from T.J. Rodgers (the “Cover Letter”); and (iii) the Election Form (copies of which are attached as Exhibits (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) hereto, respectively which, together with any supplements or amendments thereto, collectively constitute the “Offer”). The Offer to Exchange, Cover Letter and Election Form are incorporated herein by reference to the extent provided herein. This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended. An “eligible employee” refers to an employee of Cypress (which, for purposes of this offer, includes all subsidiaries or affiliates of Cypress) as of the commencement of the offer and the forfeiture date, other than employees located outside of the Unites States. This term also includes members of the Company’s board of directors, even though some of them are not employees, advisory board members and consultants who hold eligible restricted stock units. The Company’s executive officers are eligible to participate in the Offer.

ITEM 1.	SUMMARY TERM SHEET.

The information in the Offer to Exchange (attached hereto as Exhibit (a)(1)(i)) in the section entitled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) Name and Address. The name of the subject company is Cypress Semiconductor Corporation. The Company’s executive offices are located at 198 Champion Court, San Jose, California 95134. The Company’s telephone number is (408) 943-2600. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Information concerning Cypress” is incorporated by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to holders of certain outstanding RSUs to acquire restricted shares of the Company’s common stock granted under the Plan, to exchange such RSUs for restricted stock as set forth in the Offer to Exchange and upon the terms and subject to the conditions described in (i) the Offer to Exchange attached hereto as Exhibit (a)(1)(i), (ii) the related Cover Letter attached hereto as Exhibit (a)(1)(ii) and (iii) the Election Form attached hereto as Exhibit (a)(1)(iii). As of July 31, 2008, there were 6,199,843 outstanding RSUs covering shares of the Company’s common stock eligible to participate in the Offer.

(c) Trading Market and Price. The RSUs are not listed on any national securities exchange and there is no established trading market for the RSUs. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Price range of shares underlying the restricted stock units” (Section 8) is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

(a) Name and Address. Cypress is the filing person and the subject company with its principal executive offices located at 198 Champion Court, San Jose, California 95134. The Company’s telephone number is (408) 943-2600. Pursuant to General Instruction C to Schedule TO, the information set forth on Schedule A to the Offer to Exchange is incorporated herein by reference. The business address of each person set forth in Schedule A to the Offer to Exchange is c/o Cypress Semiconductor Corporation, 198 Champion Court, San Jose, California 95134.

ITEM 4.	TERMS OF THE TRANSACTION.

(a) Material Terms. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the sections entitled “Eligibility” (Section 1), “Number of restricted stock units; expiration date” (Section 2), “Procedures for electing to exchange restricted stock units” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of restricted stock units for exchange and issuance of shares of restricted stock” (Section 6), “Conditions of the offer” (Section 7), “Source and amount of consideration; terms of restricted stock” (Section 9), “Status of restricted stock units acquired by us in the offer; accounting consequences of the offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material income tax consequences” (Section 14), and “Extension of offer; termination; amendment” (Section 15) is incorporated herein by reference.

(b) Purchases. The Company’s directors and executive officers are eligible to participate in this Offer. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the restricted stock units” (Section 11), is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Source and amount of consideration; terms of restricted stock” (Section 9) and “Interests of directors and executive officers; transactions and arrangements concerning the restricted stock units” (Section 11) is incorporated herein by reference. See also the form of restricted stock agreement attached hereto as Exhibit (a)(1)(vii) and the Plan attached hereto as Exhibit (a)(1)(viii), each of which are incorporated herein by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information set forth in the Offer to Exchange under the caption “Summary Term Sheet and Questions and Answers” and under the caption “The Offer” in the section entitled “Purposes of the offer” (Section 3) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Acceptance of restricted stock units for exchange and issuance of restricted stock” (Section 6) and “Status of restricted stock units acquired by us in the offer; accounting consequences of the offer” (Section 12) is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Exchange under the caption “The Offer” in the sections entitled “Purposes of the offer” (Section 3) and “Information concerning Cypress” (Section 10) is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Source and amount of consideration; terms of restricted stock” (Section 9) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Conditions of the offer” (Section 7) is incorporated herein by reference.

(d) Borrowed Funds. Not Applicable.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the restricted stock units” (Section 11) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offer to Exchange under the caption “The Offer” in the section entitled “Interests of directors and executive officers; transactions and arrangements concerning the restricted stock units” (Section 11) is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) Solicitations or Recommendations. Not applicable.

ITEM 10.	FINANCIAL STATEMENTS.

(a) Financial Statements. The information set forth in Schedule B to the Offer to Exchange and in the Offer to Exchange under the caption “The Offer” in the sections entitled “Information concerning Cypress” (Section 10), “Financial statements” (Section 18) and “Additional information” (Section 17) is incorporated herein by reference. Cypress’s Annual Reports on Form 10-K filed with the SEC on March 1, 2007 and March 3, 2008, and the Quarterly Reports on Form 10-Q filed with the SEC on May 9, 2008 and August 8, 2008 are incorporated herein by reference and can be accessed electronically on the SEC’s website at http://www.sec.gov.

(b) Pro Forma Information. Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

None.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Exchange Restricted Stock Units for Restricted Stock dated August 22, 2008.

(a)(1)(ii)	Cover Letter to all eligible employees dated August 22, 2008 from T.J. Rodgers.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Withdrawal Form.

(a)(1)(v)	Form of confirmation e-mail.

(a)(1)(vi)	Form of reminder e-mail.

(a)(1)(vii)	Form of Restricted Stock Agreement.

(a)(1)(viii)	1994 Stock Plan, as amended (incorporated by reference to Exhibit 10.3 to Cypress’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2007).

(b)	Not applicable.

(d)(1)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not Applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CYPRESS SEMICONDUCTOR CORPORATION

By:	/s/ T.J. Rodgers
Name: T.J. Rodgers
Title: President and Chief Executive Officer

Dated: August 22, 2008

EXHIBIT INDEX

Exhibit	Description

(a)(1)(i)	Offer to Exchange Restricted Stock Units for Restricted Stock dated August 22, 2008.

(a)(1)(ii)	Cover Letter to all eligible employees dated August 22, 2008 from T.J. Rodgers.

(a)(1)(iii)	Election Form.

(a)(1)(iv)	Withdrawal Form.

(a)(1)(v)	Form of confirmation e-mail.

(a)(1)(vi)	Form of reminder e-mail.

(a)(1)(vii)	Form of Restricted Stock Agreement.

(a)(1)(viii)	1994 Stock Plan, as amended (incorporated by reference to Exhibit 10.3 to Cypress’s quarterly report on Form 10-Q for the fiscal quarter ended July 1, 2007).

(b)	Not applicable.

(d)(1)	Not applicable.

(g)	Not Applicable.

(h)	Not Applicable.